2001 ANNUAL REPORT

Stanley
Furniture Company, Inc.

Stanley

Furniture Company, Inc.

MISSION

Profitably offer the best product in the Stanley segment and support it with excellent quality and service.

STRATEGY

Position Stanley as a wood resource in the upper-medium residential market segment offering a diversified product line distributed through multiple channels.

CORE BELIEFS

- Style leadership with a value orientation supported by excellent quality and service is the foundation for success.
- Uncompromising integrity in all our dealings will ensure that associates, customers and suppliers are always treated with respect and fairness.
- Superior profitability will assure perpetuation of the Company and the well-being of our stockholders, associates, customers and community neighbors.

CONTINUOUS IMPROVEMENT IS OUR GOAL

Stanley



TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

For the Years Ended December 31,

(in thousands, except per share data)	**2001**	2000	1999	1998	1997
Sales and earnings:					
Net sales	**$234,322**	$283,092	$264,717	$247,371	$211,905
Operating income	**22,484**	34,937	34,290	27,944	22,503
Net income	**12,164**	19,540	19,213	14,483	11,587
Per share:					
Net income, diluted	**$ 1.76**	$ 2.63	$ 2.47	$ 1.82	$ 1.25
Market price at year end	**23.77**	24.13	18.38	18.25	13.94
Financial position at year end:					
Cash	**$ 1,955**	$ 1,825	$ 3,597	$ 6,791	$ 756
Working capital	**51,271**	53,759	38,531	44,408	41,440
Total assets	**163,003**	179,206	170,522	154,374	143,225
Total debt	**37,053**	52,169	38,404	43,539	52,577
Stockholders' equity	**87,294**	79,477	79,573	62,368	48,247
Total debt as a percentage of total capitalization	**29.8%**	39.6%	32.6%	41.1%	52.1%

Note: 2001 results exclude restructuring and unusual charges.

NET SALES
(in millions)



$212
$247
$265
$283
$234
+5%
+17%
+7%
+7%
-17%
97
98
99
00
01

OPERATING MARGIN
(percent of net sales)



10.6%
11.3%
13.0%
12.3%
9.6%
97
98
99
00
01

EARNINGS PER SHARE
(in dollars)



$1.25
$1.82
$2.47
$2.63
$1.76
+37%
+46%
+36%
+7%
-33%
97
98
99
00
01

TO OUR STOCKHOLDERS

ollowing five consecutive years of record performance, 2001 was a difficult year for our Company. Sales decreased 17% and net income per diluted share declined 33% to $1.76 before restructuring and unusual charges. However, despite the significant sales decline our operating margin before restructuring and unusual charges was 9.6% of sales and a strong cash flow continued to strengthen our financial condition.

Competitive pressures from low cost imports, the loss of our largest customer and the first recession for the U.S. economy in over a decade hurt our performance in 2001. Lower cost imports, primarily from China, have made value comparisons more challenging. HomeLife, which was our largest customer accounting for 7% of sales in 2000, declared bankruptcy and closed its stores. After a prolonged growth period during the nineties, the furniture industry experienced a sudden and severe cyclical downturn as the U.S. economy entered into recession. Signs of recovery in late summer were swept away by the tragic events of September 11th.



Albert L. Prillaman (center), Jeffrey R. Scheffer (right), and Douglas I. Payne (left)

What are we doing to address these issues? We remain focused on our strategy and mission statement. Stanley's integrated business strategy works. Focused exclusively on the upper-medium residential wood market segment, our diversified product line is sold through multiple distribution channels backed by competitive advantages in our manufacturing processes. Our mission is very clear: "profitably offer the best product in the Stanley segment and support it with excellent quality and service."

Stanley is a niche player in a very competitive field. The largest three manufacturers in the industry account for less than 25% of the total volume and retail home furnishings distribution is even more fragmented. We believe consumers will continue to buy furniture through a wide variety of retail channels. However, the deciding factor in any purchase is a combination of product style and value. That's why the driving force behind our management focus is designing the best product for the best value.

To improve our competitiveness, we are expanding a successful offshore sourcing initiative that began over two years ago. Integration of selected imported component parts and finished items in our product line will lower costs, provide design flexibility, and offer a better value to customers. Some in the industry are pursuing 100% sourcing as the only way to go, but we believe this is simplistic thinking with many pitfalls. Stanley is pursuing a blended approach by combining the best offshore sourcing with value-added domestic manufacturing. We believe this approach maximizes design flexibility and value without sacrificing quality and service.

This sourcing program will create excess capacity in our domestic manufacturing facilities. Consequently, we are closing our West End, North Carolina facility and consolidating production into other Company facilities. This was a painful decision; however, we believe this realignment of our manufacturing operations is essential for Stanley Furniture to remain a highly competitive manufacturer and an industry leader.

Strong cash flow for 2001 enabled us to reduce debt to total capitalization (debt plus equity) to 29.8% at December 31, 2001, from 39.6% a year ago. Cash generated from operations in 2001 was used to reduce debt $15.1 million and $2.0 million was used to purchase 86,000 shares of the Company's common stock at an average price of $22.94.

We plan to continue our financial strategy of using a portion of the Company's capital to repurchase our shares. Our strong financial condition and cash flow enable us to simultaneously take advantage of opportunities to purchase our stock at attractive prices and continue to invest in the Company's future growth.

Stanley is pursuing a blended approach by combining the best offshore sourcing with value-added domestic manufacturing. We believe this approach maximizes design flexibility and value without sacrificing quality and service.

Favorable demographics and continued strong housing activity indicate pent-up demand and the possibility of a particularly strong recovery for the furniture industry. We believe Stanley is poised to resume a track record of superior sales and earnings results going forward. Since going public in 1993, earnings per diluted share, excluding restructuring and unusual charges, has grown at a compound growth rate of 19% through 2001 and our stock price has grown at a compound growth rate of 22%.

The addition of Jeff Scheffer as President and Chief Operating Officer strengthens our management team considerably. Jeff has over 20 years industry experience with a strong background in product and offshore sourcing initiatives. Doug Payne, our Chief Financial Officer, has been promoted to Executive Vice President, Finance and Administration with broadened responsibility.

Our Company has a sound strategy, financial strength, and a seasoned and performance-focused management team. We believe the consumer will place more emphasis on her home over the next several years, which bodes well for our industry. We appreciate the support of our directors, fellow associates, and you, our shareholders, during a difficult year. We are confident the U.S. economy and the furniture industry will recover from the current recessionary environment. As it does, Stanley will emerge as a stronger, lower cost producer as a result of the initiatives taken in 2001.



Albert L. Prillaman
Chairman and Chief Executive Officer

2001

Pinnacle Awards

In the four years since the creation of the Pinnacle Awards, the industry's most coveted award for furniture design, Stanley Furniture Company has won seven. This year, the American Society of Furniture Designers again honored Stanley in both Juvenile and Formal Dining.

In Juvenile, the judges were captivated with our delightful Garden Party Collection created for young girls. The alluring South Beach Collection influenced by Art Deco with a hint of Asian won The Pinnacle in Formal Dining.

At Stanley, we design each piece of furniture as if it will be entered in the Pinnacle Awards. And while it's prestigious to be one of the industry's top design award winners, our ultimate goal is to create furniture that will turn each room of the house into a dream come true.


ASFD
PINNACLE
AWARD
2001
GARY
HOKANSON
South Beach
Formal Dining


...for the Dining Room

Sophia

DREAMS BEGIN AT HOME

Home Begins with Stanley

STYLE LEADERSHIP

At Stanley, good product design involves more than creating a pretty piece. Our design team travels the world to identify new trends. We study colors, textures and materials as well as changing lifestyles and new home designs. Our designers consider every room of the house and every facet of living in order to fashion inspiring new collections of furniture.

Stanley is committed to the creation of exciting designs with exceptional value and durability that will last far more than a lifetime. Our wood furniture is at home with young professionals, families and couples. From the mountains to the coast, from the countryside to the big cities, home begins with Stanley.


...for the Bedroom

Venicia

MAKING MORE TIME FOR RELAXED LIVING

Whatever the style or lifestyle, Stanley helps set the stage for comfortable living with its home entertainment and accent tables. Durable wood construction, rich finishes and custom designed hardware are the ongoing hallmarks of our furniture. As people retreat to home entertaining, Stanley creates the furniture to provide all the comfort of home entertainment.


...for the Family Room

Meridian

...for the Home Office



Encore

FURNITURE DESIGNED FOR THE HOME OFFICE

Stanley believes home office furniture should create a cozy welcoming space, whether it serves as the primary workplace or just a personal work area at home. We offer a wide range of functional configurations in beautiful styling, ranging from elegant executive desks and credenzas to sleek modular wall systems. All of our home office furniture is technology savvy with plenty of storage, as well. Whatever the work load, there's simply no office like the Home Office by Stanley.

YOUNG AMERICA®

FOR THE MOST IMPORTANT PLACE IN YOUR CHILD'S LIFE®

There's more than meets the eye in furniture for a child's room. We believe children's furniture must be comfortable and safe, functional and sturdy to provide the best sleep, study, storage and space to play. That's why Stanley designs furniture through the eyes of a parent but through the heart of a child.

Stanley's Young America® collections are designed to take children from their first steps to their first apartments and beyond. Styles range from hip and innovative, graceful and traditional to casual and rustic, clean and contemporary.

From traditional and feminine...



Caroline

...to hip and innovative



U R Gr8

Stanley produces the most extensive selection of youth furniture of any manufacturer in the upper-medium price range. We create furniture design that parents appreciate, and perhaps more importantly, styles that kids love.

STATEMENTS OF INCOME

(in thousands, except per share data)	2001	2000	1999
	For the Years Ended December 31,		
Net sales	$ 234,322	$ 283,092	$ 264,717
Cost of sales	181,356	214,499	196,631
Restructuring charge (Note 2)	2,290		
Gross profit	50,676	68,593	68,086
Selling, general and administrative expenses	30,482	33,656	33,796
Unusual charge (Note 3)	2,800		
Restructuring charge (Note 2)	733		
Operating income	16,661	34,937	34,290
Other expense (income), net	47	(82)	388
Interest expense	4,007	4,003	3,478
Income before income taxes	12,607	31,016	30,424
Income taxes	4,286	11,476	11,211
Net income	$ 8,321	$ 19,540	$ 19,213
Earnings per share:			
Basic	$ 1.26	$ 2.76	$ 2.70
Diluted	$ 1.21	$ 2.63	$ 2.47
Weighted average shares outstanding:			
Basic	6,610	7,076	7,119
Diluted	6,900	7,429	7,770

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS

(in thousands, except share data)	December 31, 2001	2000
ASSETS		
Current assets:		
Cash	**$ 1,955**	$ 1,825
Accounts receivable, less allowances of $2,024 and $2,230	**23,862**	33,224
Inventories:		
Finished goods	**31,287**	30,521
Work-in-process	**7,833**	9,507
Raw materials	**10,402**	14,395
Total inventories	**49,522**	54,423
Prepaid expenses and other current assets	**2,354**	568
Deferred income taxes	**3,153**	2,514
Total current assets	**80,846**	92,554
Property, plant and equipment, net	**66,708**	70,455
Goodwill, less accumulated amortization of $4,368 and $4,032	**9,072**	9,408
Other assets	**6,377**	6,789
Total assets	**$ 163,003**	$ 179,206
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	**$ 6,839**	$ 6,714
Accounts payable	**11,841**	19,507
Accrued salaries, wages and benefits	**9,060**	10,779
Other accrued expenses	**1,835**	1,795
Total current liabilities	**29,575**	38,795
Long-term debt, exclusive of current maturities	**30,214**	45,455
Deferred income taxes	**11,251**	10,860
Other long-term liabilities	**4,669**	4,619
Total liabilities	**75,709**	99,729
STOCKHOLDERS' EQUITY		
Common stock, $.02 par value, 10,000,000 shares authorized, 6,643,388 and 6,596,436 shares issued and outstanding	**133**	132
Capital in excess of par value	**17,537**	18,160
Retained earnings	**72,228**	63,907
Stock option loans	**(2,604)**	(2,722)
Total stockholders' equity	**87,294**	79,477
Total liabilities and stockholders' equity	**$ 163,003**	$ 179,206

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

(in thousands)	For the Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Cash received from customers	$ 241,273	$ 281,949	$ 261,566
Cash paid to suppliers and employees	(212,169)	(255,058)	(220,642)
Interest paid	(4,011)	(4,013)	(3,527)
Income taxes paid, net	(5,290)	(11,033)	(9,620)
Net cash provided by operating activities	19,803	11,845	27,777
Cash flows from investing activities:			
Capital expenditures	(4,172)	(8,768)	(22,866)
Other, net	(71)	42	(157)
Net cash used by investing activities	(4,243)	(8,726)	(23,023)
Cash flows from financing activities:			
Purchase and retirement of common stock	(1,973)	(19,754)	(4,708)
Issuance of senior notes	10,000		
Repayment of senior notes	(6,715)	(5,236)	(5,135)
Proceeds from (repayment of) revolving credit facility, net	(18,401)	19,001	
Proceeds from exercise of stock options	940	459	1,299
Other, net	719	639	596
Net cash used by financing activities	(15,430)	(4,891)	(7,948)
Net increase (decrease) in cash	130	(1,772)	(3,194)
Cash at beginning of year	1,825	3,597	6,791
Cash at end of year	$ 1,955	$ 1,825	$ 3,597
Reconciliation of net income to net cash provided by operating activities:			
Net income	$ 8,321	$ 19,540	$ 19,213
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	5,900	7,546	5,801
Amortization	565	595	546
Unusual charge	2,800		
Restructuring charge	3,023		
Deferred income taxes	(248)	(263)	(105)
Other, net	29	86	140
Changes in assets and liabilities:			
Accounts receivable	6,563	(1,091)	(2,992)
Inventories	4,600	(10,842)	2,933
Prepaid expenses and other current assets	(2,300)	(1,852)	(201)
Accounts payable	(7,666)	(3,629)	1,299
Accrued salaries, wages and benefits	(1,719)	(999)	(1,075)
Other accrued expenses	280	564	1,710
Other assets	49	27	40
Other long-term liabilities	(394)	2,163	468
Net cash provided by operating activities	$ 19,803	$ 11,845	$ 27,777

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For each of the three years in the period ended December 31, 2001

(in thousands)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Stock Option Loans
Balance at January 1, 1999	7,070	$ 141	$ 37,073	$ 25,154	
Purchase and retirement of stock	(227)	(4)	(4,704)		
Exercise of stock options	271	5	2,695		
Net income				19,213	
Balance at December 31, 1999	7,114	142	35,064	44,367	
Purchase and retirement of stock	(870)	(17)	(19,739)		
Exercise of stock options	352	7	2,835		$ (3,078)
Stock option loan payments					356
Net income				19,540	
Balance at December 31, 2000	6,596	132	18,160	63,907	(2,722)
Purchase and retirement of stock	**(86)**	**(2)**	**(1,971)**		
Exercise of stock options	**133**	**3**	**1,348**		**(16)**
Stock option loan payments					**134**
Net income				**8,321**	
Balance at December 31, 2001	**6,643**	**$133**	**$17,537**	**$ 72,228**	**$ (2,604)**

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Stanley Furniture Company, Inc. (the "Company") is a leading designer and manufacturer of wood furniture exclusively targeted at the upper-medium price range of the residential market.

The Company operates in one business segment. Substantially all revenues result from the sale of residential furniture products. Substantially all of the Company's trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

Revenue Recognition

Revenue is recognized upon shipment of product at which time risks and rewards of ownership transfer to the buyer.

Inventories

Inventories are valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Depreciation of property, plant and equipment is computed using the straight-line method based upon the estimated useful lives. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized.

Capitalized Software Cost

The Company amortizes certain purchased computer software costs using the straight-line method over the economic lives of the related products not to exceed five years. Unamortized cost at December 31, 2001 and 2000 was $439,000 and $579,000, respectively.

Goodwill and Long-lived Assets

Goodwill is amortized on a straight-line basis over 40 years through December 31, 2001. During 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets" which is required to be adopted by the Company at the beginning of 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company has reassessed the useful life of its goodwill and deemed it to have an indefinite useful life; therefore, amortization will cease on January 1, 2002. The Company has tested goodwill for impairment upon adoption of this new standard and does not expect that an impairment will exist. The adoption of this standard is expected to increase earnings per share by approximately $.03 in 2002.

Income Taxes

Deferred income taxes are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. Income tax credits are reported as a reduction of income tax expense in the year in which the credits are generated.

Fair Value of Financial Instruments

The fair value of the Company's long-term debt is estimated using discounted cash flow analysis based on the incremental borrowing rates currently available to the Company for loans with similar terms and maturities. At December 31, 2001, the fair value approximated the carrying amount. The fair value of trade receivables, trade payables and letters of credit approximate the carrying amount because of the short maturity of these instruments.

Pension Plans

The Company's funding policy is to contribute to all qualified plans annually an amount equal to the normal cost and a portion of the unfunded liability, but not to exceed the maximum amount that can be deducted for federal income tax purposes.

Earnings per Common Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

Stock Options

The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options and discloses the fair value of options granted as permitted by Statement of Financial Accounting Standards No. 123.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in such estimates may affect amounts reported in future periods.

2. Restructuring Charge

In the fourth quarter of 2001, the Company approved a plan to close a factory and consolidate production from this facility into other Company facilities as a result of excess capacity created by expanded offshore sourcing. Accordingly, the Company recorded a total restructuring charge of $3.0 million pretax, or $.29 per diluted share, that included $2.0 million for fixed asset write-downs (through higher depreciation charges due to shorter useful lives, since the facility is not deemed impaired), $300,000 for inventory write-downs and $733,000 for other exit costs. Approximately $2.3 million relating to asset write-downs was recorded in cost of sales.

The following summarizes the 2001 restructuring charge:

(in thousands)	Total Charges	Non-cash Charges	2001 Reserve Balance
Increased depreciation due to shorter lives	**$ 1,990**	**$1,990**	
Inventory write-down	**300**	**300**	
Other exit costs	**733**		**$ 733**
Total	**$ 3,023**	**$2,290**	**$ 733**

3. Unusual Charge

An unusual charge of $1.8 million ($2.8 million pretax) or $.26 per diluted share was recorded in the second quarter of 2001 to write-off amounts due from a major customer, which declared bankruptcy and closed its stores.

4. Property, Plant and Equipment

(dollar amounts in thousands)	Depreciable lives	2001	2000
Land and buildings	20 to 50	**$ 42,763**	$ 41,445
Machinery and equipment	5 to 12	**79,139**	75,869
Office furniture and equipment	3 to 10	**1,829**	1,829
Construction in progress			610
Property, plant and equipment, at cost		**123,731**	119,753
Less accumulated depreciation		**57,023**	49,298
Property, plant and equipment, net		**$ 66,708**	$ 70,455

Land and buildings include the West End facility which is scheduled for closure in March 2002. Accumulated depreciation includes $2.0 million of increased depreciation resulting from the plant closing. See Note 2.

5. Long-Term Debt

(in thousands)	2001	2000
7.28% Senior notes due March 15, 2004	**$ 12,857**	$ 17,143
7.57% Senior note due June 30, 2005	**5,025**	6,025
7.43% Senior notes due November 18, 2007	**8,571**	10,000
6.94% Senior notes due May, 2011	**10,000**	
Revolving credit facility	**600**	19,001
Total	**37,053**	52,169
Less current maturities	**6,839**	6,714
Long-term debt, exclusive of current maturities	**$ 30,214**	$ 45,455

In April 2001, the Company issued $10.0 million of 6.94% senior notes due 2011, in a private placement of debt.

The revolving credit facility provides for borrowings of up to $35 million through August 2003, automatically renewable thereafter for one year periods unless terminated by either party. Interest under the facility is payable monthly at prime (4.75% on December 31, 2001) or, at the Company's option, the reserve adjusted LIBOR plus .75% per annum (2.62% on December 31, 2001). The Company utilizes letters of credit to collateralize certain insurance policies and inventory purchases. Outstanding letters of credit at December 31, 2001, were $2.0 million. At December 31, 2001, $33.3 million of additional borrowings were available under the revolving credit facility.

The above loan agreements require the Company to maintain certain financial covenants. The Company's ability to pay dividends with respect to its common stock and to repurchase its common stock is restricted to $25.0 million plus 50% of the Company's consolidated net earnings, adjusted for net cash proceeds received by the Company from the sale of its stock and the amount of payments for redemption, purchase or other acquisition of its capital stock, subsequent to January 1, 1999.

At December 31, 2001, these covenants limit funds available to pay dividends and repurchase the Company's common stock to $25.0 million.

Annual debt service requirements are $6.8 million in 2002, $6.9 million in 2003, $7.0 million in 2004, $4.3 million in 2005 and $2.9 million in 2006.

6. Income Taxes

The provision for income taxes consists of:

(in thousands)	2001	2000	1999
Current:			
Federal	$ 3,980	$ 10,623	$ 10,435
State	554	1,116	881
Total current	4,534	11,739	11,316
Deferred:			
Federal	(228)	(233)	(93)
State	(20)	(30)	(12)
Total deferred	(248)	(263)	(105)
Income taxes	$ 4,286	$ 11,476	$ 11,211

A reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate follows:

	2001	2000	1999
Federal statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	2.1	3.0	3.3
State tax credits and adjustments	(2.7)	(.7)	(.9)
Goodwill	.9	.4	.4
Life insurance	(1.5)	(.6)	(.5)
Tax savings from foreign sales corporation	(.4)	(.3)	(.3)
Other, net	.6	.2	(.1)
Effective income tax rate	34.0%	37.0%	36.9%

The income tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31 follow:

(in thousands)	2001	2000
Current deferred tax assets (liabilities):		
Accounts receivable	$ 774	$ 568
Inventory	110	(23)
Employee benefits	2,247	1,944
Other accrued expenses	22	25
Net current deferred tax asset	$ 3,153	$ 2,514
Noncurrent deferred tax liabilities:		
Property, plant and equipment	$ 10,241	$ 9,570
Employee benefits	1,010	1,290
Net noncurrent deferred tax liability	$ 11,251	$ 10,860

7. Stockholders' Equity

The Company used $2.0 million of cash to purchase 86,000 shares of its stock on the open market at an average price of $22.94 in 2001. For the three years ending December 31, 2001, the Company has used $26.4 million of cash to purchase 1.2 million shares of its common stock on the open market at an average price of $22.36. At December 31, 2001, approximately $8.0 million remains of the Board of Directors authorization to repurchase shares of the Company's common stock.

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of "blank check" preferred stock. None was outstanding during the three years ended December 31, 2001. The Board of Directors is authorized to issue such stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such "blank check" preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

Basic and diluted earnings per share are calculated using the following share data:

(in thousands)	**2001**	2000	1999
Weighted average shares outstanding for basic calculation	**6,610**	7,076	7,119
Effect of stock options	**290**	353	651
Weighted average shares outstanding for diluted calculation	**6,900**	7,429	7,770

8. Employee Stock Plans

The Company's stock option plans provide for the granting of stock options up to an aggregate of 2,500,000 shares of common stock to key employees. The exercise price may not be less than the fair market value of the Company's common stock on the grant date. Granted options generally vest 20% annually. At December 31, 2001, 168,002 shares were available for grant.

Activity for the three years ended December 31, 2001 follows:

	Number of shares	Weighted-Average Exercise Price
Outstanding at January 1, 1999	1,033,878	$ 5.47
Lapsed	(5,000)	5.73
Exercised	(270,762)	4.80
Granted	5,700	19.13
Outstanding at December 31, 1999	763,816	5.82
Lapsed	(5,000)	18.75
Exercised	(352,352)	4.98
Granted	400,000	24.88
Outstanding at December 31, 2000	806,464	15.56
Lapsed	**(13,000)**	**26.03**
Exercised	**(132,952)**	**6.19**
Granted	**550,000**	**27.88**
Outstanding at December 31, 2001	**1,210,512**	**$ 22.07**

Summarized information regarding stock options outstanding and exercisable at December 31, 2001 follows:

	Outstanding			Exercisable	
Range of Exercise Price	Shares	Average Life	Average Price	Shares	Average Price
Up to $10	**241,812**	**3.7**	**$ 4.96**	**241,812**	**$ 4.96**
$10 to $20	**33,700**	**7.0**	**18.48**	**26,420**	**18.37**
$20 to $30	**935,000**	**9.6**	**26.63**	**278,000**	**26.13**
	1,210,512	**8.3**	**$ 22.07**	**546,232**	**$ 16.38**

The estimated per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $14.70, $15.86 and $12.73, respectively, on the date of grant. A risk-free interest rate of 5.1%, 5.0% and 6.5% for 2001, 2000 and 1999, respectively, and a 50% volatility rate with an expected life of 10 years was assumed in estimating the fair value for all three years.

The following table summarizes the pro forma effects assuming compensation cost for such awards had been recorded based upon the estimated fair value:

	2001		2000		1999	
(in thousands, except per share data)	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$8,321	$6,381	$19,540	$18,661	$19,213	$18,902
Basic earnings per share	1.26	.97	2.76	2.64	2.70	2.65
Diluted earnings per share	1.21	.93	2.63	2.52	2.47	2.44

During 2000, the Company loaned, in a non-cash transaction, an officer/director $2.6 million to purchase 330,420 shares of the Company's common stock. This recourse note is collateralized by the common stock purchased and is payable on April 19, 2005, including accrued interest at 6.71% per annum.

9. Employee Benefit Plans

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all of its employees and makes discretionary matching and profit sharing contributions. The total plan cost, including employer contributions, was $1.5 million in 2001, $1.6 million in 2000 and $1.5 million in 1999.

Pension Plans

Benefits do not accrue under the Company's pension plans after 1995. The financial status of the plans at December 31 follows:

	2001		2000	
(in thousands)	Stanley Retirement Plan	Supplemental Plan	Stanley Retirement Plan	Supplemental Plan
Change in benefit obligation:				
Beginning benefit obligation	$ 14,407	$ 1,541	$ 14,539	$ 1,396
Interest cost	1,091	104	1,131	101
Actuarial loss (gain)	675	(104)	588	86
Benefits paid	(1,853)	(42)	(2,358)	(42)
Settlement cost	402		507	
Ending benefit obligation	14,722	1,499	14,407	1,541
Change in plan assets:				
Beginning fair value of plan assets	16,558		18,065	
Actual return on plan assets	718		851	
Employer contributions		42		42
Benefits paid	(1,853)	(42)	(2,358)	(42)
Ending fair value of plan assets	15,423		16,558	
Funded status	701	(1,499)	2,151	(1,541)
Unrecognized loss (gain)	4,444		3,480	(25)
Prepaid (accrued) pension costs	$ 5,145	$ (1,499)	$ 5,631	$ (1,566)

At December 31, 2001, and 2000, the Stanley Retirement Plan assets included Company stock with a fair value of $580,000 and $1.7 million, respectively.

Components of pension cost follow:

(in thousands)	2001	2000	1999
Interest cost	**$ 1,195**	$ 1,231	$ 1,274
Expected return on plan assets	**(1,247)**	(1,334)	(1,411)
Net amortization and deferral	**45**	57	333
Net (credit) cost	**(7)**	(46)	196
Settlement expense	**468**	492	409
Total expense	**$ 461**	$ 446	$ 605

The assumptions used as of December 31 to determine the plans' financial status and pension cost were:

	2001	2000	1999
Discount rate for funded status	**7.25%**	7.60%	8.00%
Discount rate for pension cost	**7.60%**	8.00%	6.65%
Return on assets	**7.50%**	7.50%	7.50%

Postretirement Benefits Other Than Pensions

The Company provides health care benefits to eligible retired employees between the ages of 55 and 65 and provides life insurance benefits to eligible retired employees from age 55 until death. The plan's financial status at December 31 follows:

(in thousands)	2001	2000
Change in benefit obligation:		
Beginning benefit obligation	**$ 3,152**	$ 2,911
Service cost	**40**	51
Interest cost	**222**	234
Actuarial loss		436
Plan participants' contributions	**149**	156
Benefits paid	**(537)**	(636)
Ending benefit obligation	**3,026**	3,152
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**388**	480
Plan participants' contributions	**149**	156
Benefits paid	**(537)**	(636)
Ending fair value of plan assets		
Funded status	**(3,026)**	(3,152)
Unrecognized net loss	**858**	898
Unrecognized transition obligation	**1,434**	1,564
Accrued benefit cost	**$ (734)**	$ (690)

Components of net periodic postretirement benefit cost were:

(in thousands)	2001	2000	1999
Service cost	**$ 40**	$ 51	$ 45
Interest cost	**222**	234	212
Amortization of transition obligation	**130**	130	130
Amortization and deferral	**40**	25	32
Net periodic postretirement benefit cost	**$ 432**	$ 440	$ 419

The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligation were 7.60% in both 2001 and 2000 and 8.0% in 1999. The rate of increase in future health care benefit cost used in determining the obligation for 2001 was 11.0% gradually decreasing to 5.0% beginning in 2011, for 2000 was 7.5% gradually decreasing to 5.5% beginning in 2004 and for 1999 was 8% gradually decreasing to 5.5% beginning in 2004.

An increase or decrease in the assumed health care cost trend rate of one percentage point in each future year would affect the accumulated postretirement benefit obligation at December 31, 2001, by approximately $70,000 and the annual postretirement benefit cost by approximately $12,000.

Deferred Compensation

The Company has a deferred compensation plan, funded with life insurance policies, which permits certain management employees to defer portions of their compensation and earn a fixed rate of return. The accrued liabilities relating to this plan of $1.5 million at both December 31, 2001 and 2000, respectively, are included in accrued salaries, wages and benefits and other long-term liabilities. The cash surrender value, net of policy loans, is included in other assets.

10. Leases

The Company leases showroom space and certain other equipment. Rental expenses charged to operations were $1.4 million, $1.6 million and $1.5 million in 2001, 2000 and 1999, respectively. Future minimum lease payments are approximately as follows: 2002 - $824,000; 2003 - $579,000; 2004 - $483,000; 2005 - $11,000; and 2006 - $10,000.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of
Stanley Furniture Company, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Stanley Furniture Company, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Richmond, VA
January 18, 2002

PricewaterhouseCoopers LLP

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Selected Financial Data and the Financial Statements and Notes thereto contained elsewhere herein.

Results of Operations

In December 2001, the Company announced a plan to expand offshore sourcing, realign manufacturing capacity and significantly lower operating costs. Integration of selected imported component parts and finished items in its product line will lower costs, provide design flexibility, and offer a better value to customers. This initiative will create excess capacity in the Company's manufacturing facilities. Accordingly, the Company decided to close its West End, North Carolina factory and consolidate production from this facility into other Company facilities. Closing the West End facility is expected to reduce costs by $4 to $5 million annually and will affect approximately 13%, or 400, of the Company's employees. Production at the West End facility will be phased out during the first quarter of 2002 with certain warehousing and other activities continuing until mid-year 2002.

As a result of the West End facility closing, the Company anticipates asset write-downs (through higher depreciation charges due to shorter useful lives, since the facility is not deemed impaired) and other restructuring charges, including severance and plant operating inefficiencies, totaling $7 to $9 million pretax. During the fourth quarter 2001, the Company recorded a restructuring charge, as a component of cost of sales, of $2.0 million for accelerated depreciation and $300,000 for inventory write-downs and other restructuring charges of $733,000. The Company expects to record the remaining pretax charge of $4 to $6 million in 2002, predominantly in the first quarter.

The following table sets forth the percentage relationship to net sales of certain items included in the Statements of Income:

	For the Years Ended December 31,		
	2001	2000	1999
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**77.4**	75.8	74.3
Restructuring charge	**1.0**		
Gross profit	**21.6**	24.2	25.7
Selling, general and administrative expenses	**13.0**	11.9	12.7
Unusual charge	**1.2**		
Restructuring charge	**.3**		
Operating income	**7.1**	12.3	13.0
Other expense (income), net		(.1)	.2
Interest expense	**1.7**	1.4	1.3
Income before income taxes	**5.4**	11.0	11.5
Income taxes	**1.8**	4.1	4.2
Income from operations	**3.6%**	6.9%	7.3%

2001 Compared to 2000

Net sales decreased $48.8 million, or 17.2%, for 2001 compared to 2000. The decrease was due primarily to lower unit volume in bedroom, dining room, home entertainment and accent tables and to a lesser extent lower unit volume in the Young America® youth bedroom. An unusual charge of $1.8 million ($2.8 million pretax) or $.26 per diluted share was recorded in the second quarter of 2001 to write-off amounts due from HomeLife, which declared bankruptcy and closed its stores. The elimination of shipments to this customer, which represented 7% of sales in 2000 and 2% of sales in 2001, reduced the Company's sales in 2001. During 2001, the Company adjusted production in response to lower demand levels. As a result, total inventories at December 31, 2001, declined $4.9 million compared to the prior year. The Company anticipates sales for the first quarter of 2002 to range from $56 to $58 million. The Company expects the economy to gradually improve throughout 2002 and projects total year sales to increase 5 to 8%.

Gross profit margin for 2001 decreased to 22.6% from 24.2% in 2000, excluding the restructuring charge. The decrease resulted primarily from lower sales and production in 2001. Start-up costs associated with the new home office factory, which began production in March 2000, reduced gross profit in the prior year. Improved performance from this facility partially offset the impact of lower sales and production levels in 2001. Fourth quarter 2001 results also benefited from lower raw material costs, primarily lumber. The Company expects this trend of lower raw material costs to continue at least through the first half of 2002.

Selling, general and administrative expenses for 2001 as a percentage of net sales, excluding the unusual and restructuring charges, increased to 13.0% from 11.9% for 2000. The higher percentage was the result of lower net sales. Selling, general and administrative expenses declined $3.2 million compared to 2000 primarily as a result of lower selling expenses directly attributable to the decrease in sales and the elimination of annual management bonuses for 2001 resulting from lower earnings.

As a result, operating income (excluding the unusual and restructuring charges) decreased to $22.5 million, from $34.9 million in 2000.

Interest expense for 2001 approximated prior year expense as increased average debt levels during 2001, resulting from stock repurchases in the later part of 2000, were offset by lower average borrowing rates.

The Company's effective income tax rate declined to 34.0% for 2001 from 37.0% in 2000, due to lower state income taxes.

2000 Compared to 1999

Net sales increased $18.4 million, or 6.9%, for 2000 compared to 1999. The increase was due to higher unit volume in the Company's Young America® youth bedroom and home office product categories, and to a lesser extent higher average selling prices. Due to the softening U.S. economy, the Company experienced a 5.2% decline in net sales for the fourth quarter of 2000 compared to an exceptionally strong prior year quarter.

Capacity constraints limited shipments during 1999. As a result, the Company completed expansion projects during 1999 to increase production in response to the growing demand for its bedroom and Young America® youth bedroom products. During the first quarter of 2000, the Company commenced operations at its new manufacturing facility in response to the growing demand for home office furniture. The Company experienced consistent improvement in operating performance at the new facility as production levels were increased throughout 2000.

Gross profit margin for 2000 decreased to 24.2% from 25.7% for 1999. The decrease resulted primarily from start-up expenses at the new factory along with operating inefficiencies created by a change in product mix at several other factories as product was moved to the new facility, higher raw material cost and increased labor cost.

Selling, general and administrative expenses as a percentage of net sales decreased to 11.9% in 2000 from 12.7% for 1999. The lower percentage in 2000 was due principally to higher net sales. Expenditures in 2000 were slightly lower due primarily to reduced selling expenses.

As a result, operating income increased to $34.9 million, from $34.3 million in 1999. However, due to the above factors, operating income as a percentage of net sales declined to 12.3% from 13.0% in 1999.

Interest expense for 2000 increased due to higher average debt levels resulting from the Company's purchase of its stock and increased working capital levels.

The Company's effective income tax rate was 37.0% and 36.9% for 2000 and 1999, respectively.

Financial Condition, Liquidity and Capital Resources

The Company generated cash from operations of $19.8 million in 2001 compared to $11.8 million in 2000 and $27.8 million in 1999. The increase in 2001 compared to 2000 was attributable primarily to lower tax payments resulting from lower taxable income and lower state taxes. The decrease in 2000 compared to 1999 was attributable to increased inventory levels and higher tax payments. The Company used the cash generated from operations in 2001 to reduce borrowings, fund capital expenditures and repurchase its common stock. The cash generated from operations in 2000 and 1999 was used to fund capital expenditures and repurchase its common stock.

Net cash used by investing activities was $4.2 million in 2001 compared to $8.7 million and $23.0 million in 2000 and 1999, respectively. Net cash used for capital expenditures in 2000 was $8.8 million, reflecting $2.7 million of prior year capital expenditures included in accounts payable at December 31, 1999 and $6.1 million of capital expenditures in 2000. In 1999 capital expenditures were primarily for capacity expansion projects. Approximately $10 million was used to expand production capability for the Company's bedroom and Young America® youth bedroom products and approximately $15 million was used to purchase and equip a facility dedicated to the production of home office furniture. This dedicated facility began operation in the first quarter of 2000. The expenditures in 2001, 2000 and the remaining expenditures in 1999 were primarily for plant and equipment and other assets in the normal course of business. The announced closure of the Company's West End, North Carolina factory will reduce future capital expenditures as a significant portion of the machinery and equipment will be relocated from West End to other Company facilities. Capital expenditures in 2002 are anticipated to be approximately $2 to $3 million.

Net cash used by financing activities was $15.4 million, $4.9 million and $7.9 million in 2001, 2000 and 1999, respectively. In 2001, cash from operations and proceeds from the issuance of $10.0 million in senior notes provided cash for reduction of borrowings under the revolving credit facility, senior debt payments, capital expenditures and purchase and retirement of the Company's common stock. In 2000, cash from operations and borrowings under the revolving credit facility provided cash for the purchase and retirement of the Company's common stock, senior debt payments and capital expenditures. In 1999, the purchase of common stock and the reduction in borrowings were financed from operations, cash on hand and the proceeds from the exercise of stock options.

The Company used $2.0 million of cash to purchase 86,000 shares of its stock on the open market at an average price of $22.94 in 2001. For the three years ending December 31, 2001, the Company has used $26.4 million of cash to purchase 1.2 million shares of its stock on the open market at an average price of $22.36. At December 31, 2001, approximately $8.0 million remains authorized by the Company's Board of Directors to repurchase shares of the Company's common stock. Consequently, the Company may, from time to time, either directly or through agents, repurchase its common stock in the open market, through negotiated purchases or otherwise, at prices and on terms satisfactory to the Company. Depending on market prices and other conditions relevant to the Company, such purchases may be discontinued at any time.

In April 2001, the Company issued $10.0 million of 6.94% senior notes due 2011. At December 31, 2001, long-term debt, including current maturities, was $37.1 million. Approximately $33.3 million of additional borrowing capacity was available under the revolving credit facility at December 31, 2001. The Company believes that its financial resources are adequate to support its capital needs and debt service requirements.

The following table sets forth the Company's contractual cash obligations and other commercial commitments at December 31, 2001:

	Payment due or commitment expiration				
	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Contractual cash obligations:					
Long-term debt	$37,053	$ 6,839	$13,929	$ 7,114	$ 9,171
Operating leases	1,981	824	1,062	21	74
Total contractual cash obligations	$39,034	$ 7,663	$14,991	$ 7,135	$ 9,245
Other commercial commitments:					
Letters of credit	$ 2,030	$ 2,030			

Market Risks

Because the Company's obligation under its revolving credit facility bears interest at a variable rate, the Company is sensitive to changes in prevailing interest rates. A one-percentage point fluctuation in market interest rates would not have had a material impact on earnings in 2001.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets", which is required to be adopted by the Company at the beginning of 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company will adopt this pronouncement January 1, 2002 and believes the effect of SFAS No. 142 will be to increase earnings per share by approximately $.03 in 2002.

Also in June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate adoption of SFAS No. 143 having a material impact on the Company's financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company is required to adopt SFAS No. 144 in 2002. The Company does not anticipate adoption of SFAS No. 144 having a material impact on the Company's financial statements.

QUARTERLY FINANCIAL SUMMARY

(Unaudited)

(in thousands, except per share data)	First	Second	Third	Fourth
2001 Quarters:				
Net sales	**$ 65,109**	**$ 52,856**	**$ 60,007**	**$ 56,350**
Gross profit	**15,273**	**12,252**	**13,812**	**9,339**(2)
Net income	**4,066**	**835**(1)	**3,236**	**184**(2)
Net income per share:				
Basic	**$ .62**	**$ .13**(1)	**$ .49**	**$ .03**(2)
Diluted	**.59**	**.12**(1)	**.47**	**.03**(2)
Market price per share:				
High	**$ 29.88**	**$ 33.73**	**$ 29.02**	**$ 28.19**
Low	**22.63**	**25.06**	**21.66**	**22.30**

(1) Includes an unusual charge of $2.8 million pretax ($1.8 million net of taxes or $.26 per diluted share) to write-off amounts due from a major customer. See Note 3.
(2) Includes a restructuring charge of $3.0 million pretax ($2.0 million net of taxes or $.29 per diluted share) for closure of a manufacturing facility. See Note 2.

	First	Second	Third	Fourth
2000 Quarters:				
Net sales	$ 70,973	$ 72,118	$ 71,440	$ 68,561
Gross profit	17,350	17,808	17,492	15,943
Net income	5,049	5,111	5,065	4,313
Net income per share:				
Basic	$ .71	$ .70	$ .71	$ .64
Diluted	.66	.67	.68	.61
Market price per share:				
High	$ 20.25	$ 24.00	$ 28.50	$ 25.88
Low	15.13	18.88	21.25	20.19

*The Company's common stock is quoted on The Nasdaq Stock Market ("Nasdaq") under the symbol **STLY**. The market price per share reflects the high and low sales prices per share, for the periods indicated, as reported by Nasdaq. As of January 31, 2002, there were approximately 2,500 beneficial stockholders. To date the Company has used all earnings to finance the growth and development of its business and to repurchase its common stock. To date the Company has not paid any cash dividends. However, the Company will continue to evaluate its dividend policy, and any future payments will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant. The Company's ability to pay dividends and to repurchase its common stock is restricted under certain loan covenants. See Note 5 of the Notes to Financial Statements.*

SELECTED FINANCIAL DATA

(in thousands, except per share and employee data) Years Ended December 31,

Income statement:	2001 As Reported	2001 Pro Forma[1]	2000	1999	1998	1997	1996
Net sales	$ 234,322	$ 234,322	$283,092	$264,717	$247,371	$211,905	$201,905
Cost of sales	181,356	181,356	214,499	196,631	186,931	159,453	153,332
Restructuring charge	2,290						
Gross profit	50,676	52,966	68,593	68,086	60,440	52,452	48,573
Selling, general and administrative expense	30,482	30,482	33,656	33,796	32,496	29,949	30,403
Unusual charge	2,800						
Restructuring charge	733						
Operating income	16,661	22,484	34,937	34,290	27,944	22,503	18,170
Other expense (income), net	47	47	(82)	388	411	276	616
Interest expense	4,007	4,007	4,003	3,478	4,164	3,538	3,344
Income before income taxes	12,607	18,430	31,016	30,424	23,369	18,689	14,210
Income taxes	4,286	6,266	11,476	11,211	8,886	7,102	5,470
Net income	$ 8,321	$ 12,164	$ 19,540	$ 19,213	$ 14,483	$ 11,587	$ 8,740
Basic earnings per share[2]	$ 1.26	$ 1.84	$ 2.76	$ 2.70	$ 2.07	$ 1.38	$ 0.92
Diluted earnings per share[2]	$ 1.21	$ 1.76	$ 2.63	$ 2.47	$ 1.82	$ 1.25	$ 0.88
Income statement ratios and other data:							
Gross profit as a percent of net sales	21.6%	22.6%	24.2%	25.7%	24.4%	24.8%	24.1%
Operating income as a percent of net sales	7.1%	9.6%	12.3%	13.0%	11.3%	10.6%	9.0%
Net income as a percent of net sales	3.6%	5.2%	6.9%	7.3%	5.9%	5.5%	4.3%
Income taxes as a percentage of pretax income	34.0%	34.0%	37.0%	36.8%	38.0%	38.0%	38.5%
Earnings before interest, taxes, depreciation and amortization as a percent of net sales	10.7%	12.3%	15.2%	15.2%	13.5%	13.1%	11.3%
Depreciation and amortization[3]	$ 8,455	$ 6,465	$ 8,141	$ 6,347	$ 5,775	$ 5,432	5,200

Balance sheet and other data:	2001	2000	1999	1998	1997	1996
Cash	$ 1,955	$ 1,825	$ 3,597	$ 6,791	$ 756	$ 8,126
Inventories	49,522	54,423	43,580	46,514	45,730	40,239
Working capital	51,271	53,759	38,531	44,408	41,440	46,225
Total assets	163,003	179,206	170,522	154,374	143,225	141,510
Long-term debt including current maturities	37,053	52,169	38,404	43,539	52,577	39,350
Stockholders' equity[2][4]	87,294	79,477	79,573	62,368	48,247	61,617
Capital expenditures[5]	$ 4,172	$ 6,068	$ 25,566	$ 6,680	$ 4,076	$ 3,599
Ratio of total debt to total capitalization[6]	29.8%	39.6%	32.6%	41.1%	52.1%	39.0%
Employees	3,050	3,350	3,100	2,875	2,800	2,700
Stock repurchases:						
Shares[2]	86	869	227	315	2,326	
Total cost	$ 1,973	$ 19,754	$ 4,708	$ 5,553	$ 25,330	
Closing stock price[2]	$ 23.77	$ 24.13	$ 18.38	$ 18.25	$ 13.94	$ 9.94

(1) Pro forma excludes restructuring charges related to the closure of the West End, North Carolina facility and an unusual charge to write-off amounts due from a major customer. See Notes 2 and 3 of the Notes to Financial Statements.
(2) Amounts have been retroactively adjusted to reflect the two-for-one stock split, distributed in the form of a stock dividend, on May 15, 1998.
(3) Pro forma for 2001 excludes $2.0 million in increased depreciation charges resulting from a plant closing. See Note 2 of the Notes to Financial Statements.
(4) No dividends have been paid on the Company's common stock during any of the years presented.
(5) In 1999, the Company spent $10 million on expansion projects at existing facilities and $15 million to purchase and equip a new facility.
(6) Total capitalization includes total debt and stockholders' equity.

OFFICERS, DIRECTORS AND STOCKHOLDER INFORMATION

OFFICERS AND DIRECTORS

Albert L. Prillaman
Chairman and Chief Executive Officer, Director

Robert G. Culp, III*
Director; Chairman and Chief Executive Officer, Culp, Inc.

David V. Harkins*
Director; President, Thomas H. Lee Partners, LP

Edward J. Mack*
Director; President, Global Business Services, Ltd.

T. Scott McIlhenny, Jr.*
Director; Chief Operating Officer, Northstar Travel Media LLC

Thomas L. Millner*
Director; President and Chief Executive Officer, Remington Arms Company, Inc.

Jeffrey R. Scheffer
President and Chief Operating Officer

Douglas I. Payne
Executive Vice President - Finance and Administration and Secretary

Kelly S. Cain
Senior Vice President - Product Manager

William A. Sibbick, Jr.
Senior Vice President - Sales

Robert J. Smith
Senior Vice President - Operations

*Member of the Audit Committee and the Compensation and Benefits Committee.

STOCKHOLDER INFORMATION

Legal Counsel
McGuireWoods LLP
Richmond, VA

Transfer Agent
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004
Tel: 212-509-4000
Fax: 212-509-5150
www.continentalstock.com

Independent Accountants
PricewaterhouseCoopers LLP
Richmond, VA

Stock Listing
Nasdaq Stock Market
Symbol - STLY

Corporate Headquarters
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
P. O. Box 30
Stanleytown, VA 24168
Tel: 276-627-2000
Email: investor@stanleyfurniture.com

Web site
www.stanleyfurniture.com

Annual Meeting
April 24, 2002, 11:00 a.m.
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

Form 10-K, Other Investor Information
For a free copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission or other information about Stanley Furniture Company, please visit our web site or contact Doug Payne at the above address.

FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect the Company's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include competition in the furniture industry including competition from lower-cost foreign manufacturers, successful implementation of expanded offshore sourcing, the cyclical nature of the furniture industry, fluctuations in the price for lumber which is the most significant raw material used by the Company, credit exposure to customers in the current economic climate, capital costs and general economic conditions. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.



9.11.01

Stanley Furniture
Company, Inc. would
like to extend our
thoughts and prayers
to the families and friends
of the victims of
September 11, 2001.

Stanley
Furniture Company, Inc.

1641 Fairystone Park Highway ◦ Stanleytown, Virginia 24168 ◦ (276) 627-2000

www.stanleyfurniture.com